# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ginkgo Bioworks Holdings, Inc., CIK 0001830214
CUSIP: 37611X209
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 27 Drydock Avenue, 8th Floor, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-21-119285
Filed by CIK 0001052192

## Reporting persons
- Cascade Investment, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Washington (WA); sole voting power 3,621,636; shared voting power 0; sole dispositive power 3,621,636; shared dispositive power 0; aggregate amount beneficially owned 3,621,636 (7.5% of the class)
  Comment: All shares of the Class A common stock, $0.0001 par value per share (the "Common Stock") of Ginkgo Bioworks Holdings, Inc. (the "Issuer") held by Cascade Investment, L.L.C. ("Cascade") may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
  
  The number of shares beneficially owned includes 299,052 earn-out shares that will vest in substantially equal installments if the Issuer's Common Stock achieves a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds certain thresholds as set forth in the Merger Agreement, dated as of May 11, 2021, by and among Soaring Eagle Acquisition Corp., SEAC Merger Sub Inc. and Ginkgo Bioworks, Inc., as amended (the "Merger Agreement").
  
  Item 11 is based on 48,523,595 shares of Common Stock outstanding as of October 31, 2025, as reported on the Issuer's Form 10-Q filed on November 6, 2025.
- William H. Gates III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,621,636; shared voting power 0; sole dispositive power 3,621,636; shared dispositive power 0; aggregate amount beneficially owned 3,621,636 (7.5% of the class)
  Comment: All shares of the Common Stock of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.
  
  The number of shares beneficially owned includes 299,052 earn-out shares that will vest in substantially equal installments if the Issuer's Common Stock achieves a price per share for any period of 20 trading days out of 30 consecutive trading days prior to September 16, 2026 that equals or exceeds certain thresholds as set forth in the Merger Agreement.
  
  Item 11 is based on 48,523,595 shares of Common Stock outstanding as of October 31, 2025, as reported on the Issuer's Form 10-Q filed on November 6, 2025.

## Item 1. Issuer
Name of issuer: Ginkgo Bioworks Holdings, Inc.
Address of issuer's principal executive offices: 27 Drydock Avenue 8th Floor Boston, MA, 02210

## Item 2. Person Filing
Name of person filing: Cascade Investment, L.L.C. ("Cascade") and William H. Gates III ("WHG").
Address of principal business office or, if none, residence:
Cascade - 2365 Carillon Point, Kirkland, Washington 98033
WHG - 500 Fifth Avenue North, Seattle, Washington 98109
Citizenship:
Cascade is a limited liability company organized under the laws of the State of Washington.
WHG is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: 7.5
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cascade Investment, L.L.C.: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact for Michael Larson, Business Manager (11/14/2025)
- William H. Gates III: /s/ Alan Heuberger, Alan Heuberger, Attorney-in-fact (11/14/2025)
Comment: This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated September 24, 2021, and included with the signature page to the Reporting Persons' Schedule 13G with respect to the Issuer filed on September 24, 2021, SEC File No. 005-92710, and incorporated by reference herein.

Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade's Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade's Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.